UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

Restricted Stock Units under the 1994 Stock Plan

(Title of Class of Securities)

Not applicable

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$182,833,370 (1)	$7,185.35 (2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This calculation assumes that all eligible restricted stock units are exchanged for restricted stock. These restricted stock units have an aggregate value of $182,833,370 as of August 19, 2008 based on the average of the high and low sale prices of Cypress’s common stock on the New York Stock Exchange on August 19, 2008.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,185.35

Form or Registration No.: Schedule TO-I

Filing Party: Cypress Semiconductor Corporation

Date Filed: August 22, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2008, as amended and supplemented by Amendment No. 1 to Schedule TO filed on August 28, 2008, Amendment No. 2 to Schedule TO filed on September 4, 2008 and Amendment No. 3 to Schedule TO filed on September 8, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company”), and relates to an offer by Cypress to exchange restricted stock units (the “RSUs”) that were granted under the Company’s 1994 Stock Plan (the “Plan”) for restricted stock granted under the same plan, upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange (as defined below); (ii) the related cover letter to all eligible employees from T.J. Rodgers (the “Cover Letter”), a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(ii); and (iii) the Election Form, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(iii), which, together with any supplements or amendments to such exhibits, collectively constitute the “Offer”). The Offer to Exchange Restricted Stock Units for Restricted Stock dated August 22, 2008, as amended and restated by the Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated August 28, 2008, as amended and restated by the Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated September 4, 2008 and as amended and restated by the Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated September 8, 2008 (the “Offer to Exchange”), Cover Letter and Election Form are incorporated herein by reference to the extent provided herein. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. An “eligible employee” refers to an employee of Cypress (which, for purposes of this offer, includes all subsidiaries or affiliates of Cypress) as of the commencement of the offer and the forfeiture date, other than employees located outside of the Unites States. This term also includes members of the Company’s board of directors, even though some of them are not employees, advisory board members and consultants who hold eligible restricted stock units. The Company’s executive officers are eligible to participate in the Offer.

This Amendment No. 4 is being filed solely to file a transcript attached as Exhibit (a)(1)(xiv) of a video being made available by DVD to eligible employees.

ITEM 12.	EXHIBITS.

(a)(1)(i)*	Offer to Exchange Restricted Stock Units for Restricted Stock dated August 22, 2008.

(a)(1)(ii)*	Cover Letter to all eligible employees dated August 22, 2008 from T.J. Rodgers.

(a)(1)(iii)*	Election Form.

(a)(1)(iv)*	Withdrawal Form.

(a)(1)(v)*	Form of confirmation e-mail.

(a)(1)(vi)*	Form of reminder e-mail.

(a)(1)(vii)*	Form of Restricted Stock Agreement.

(a)(1)(viii)	1994 Stock Plan, as amended (incorporated by reference to Exhibit 10.3 to Cypress’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2007).

(a)(1)(ix)**	Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated August 28, 2008.

(a)(1)(x)**	RSU Exchange Employee Forum Presentation.

(a)(1)(xi)***	Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated September 4, 2008.

(a)(1)(xii)****	Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated September 8, 2008.

(a)(1)(xiii)****	Sunpower Spin Out: 3. The RSU Tender Offer Presentation.

(a)(1)(xiv)	Transcript of Video Presentation.

(b)	Not applicable.

(d)(1)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on August 22, 2008
**	Previously filed on Amendment No. 1 to Schedule TO on August 28, 2008
***	Previously filed on Amendment No. 2 to Schedule TO on September 4, 2008
****	Previously filed on Amendment No. 3 to Schedule TO on September 8, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
Name: Brad W. Buss
Title: Executive Vice President, Finance & Administration, & Chief Financial Officer

Dated: September 16, 2008

EXHIBIT INDEX

(a)(1)(i)*	Offer to Exchange Restricted Stock Units for Restricted Stock dated August 22, 2008.

(a)(1)(ii)*	Cover Letter to all eligible employees dated August 22, 2008 from T.J. Rodgers.

(a)(1)(iii)*	Election Form.

(a)(1)(iv)*	Withdrawal Form.

(a)(1)(v)*	Form of confirmation e-mail.

(a)(1)(vi)*	Form of reminder e-mail.

(a)(1)(vii)*	Form of Restricted Stock Agreement.

(a)(1)(viii)	1994 Stock Plan, as amended (incorporated by reference to Exhibit 10.3 to Cypress’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2007).

(a)(1)(ix)**	Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated August 28, 2008.

(a)(1)(x)**	RSU Exchange Employee Forum Presentation.

(a)(1)(xi)***	Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated September 4, 2008.

(a)(1)(xii)****	Amended Offer to Exchange Restricted Stock Units for Restricted Stock dated September 8, 2008.

(a)(1)(xiii)****	Sunpower Spin Out: 3. The RSU Tender Offer Presentation.

(a)(1)(xiv)	Transcript of Video Presentation.

(b)	Not applicable.

(d)(1)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on August 22, 2008
**	Previously filed on Amendment No. 1 to Schedule TO on August 28, 2008
***	Previously filed on Amendment No. 2 to Schedule TO on September 4, 2008
****	Previously filed on Amendment No. 3 to Schedule TO on September 8, 2008